EXHIBIT 12


                          EOG RESOURCES, INC.
 Computation of Ratio of Earnings to Fixed Charges and Combined Fixed
                    Charges and Preferred Dividends
                            (In Thousands)
                              (Unaudited)



                                                        Year Ended December 31,
                                           2003        2002      2001       2000       1999

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income Before Cumulative Effect of
 Change in Accounting Principle (1)      $437,276   $ 87,173   $398,616   $396,931   $569,094
Less:  Capitalized Interest Expense        (8,541)    (8,987)    (8,646)    (6,708)   (10,594)
Add:  Fixed Charges                        74,661     75,497     60,468     72,833     77,837
Income Tax Provision (Benefit)            216,600     32,499    232,829    236,626     (1,382)
EARNINGS AVAILABLE                       $719,996   $186,182   $683,267   $699,682   $634,955


FIXED CHARGES:
Interest Expense                         $ 58,711   $ 59,654   $ 45,110   $ 61,006   $ 61,819
Capitalized Interest Expense                8,541      8,987      8,646      6,708     10,594
Rental Expense Representative of
 Interest Factor                            7,409      6,856      6,712      5,119      5,424
TOTAL FIXED CHARGES                        74,661     75,497     60,468     72,833     77,837
Preferred Dividends on a Pre-tax Basis     16,497     15,145     17,416     17,602        660
COMBINED TOTAL FIXED CHARGES AND
 PREFERRED DIVIDENDS                     $ 91,158   $ 90,642   $ 77,884   $ 90,435   $ 78,497

RATIO OF EARNINGS TO
FIXED CHARGES                                9.64       2.47      11.30       9.61       8.16

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS                      7.90       2.05       8.77       7.74       8.09

(1) EOG adopted Statement of Financial Accounting Standards (SFAS)
    No. 143 - "Accounting for Asset Retirement Obligations" on January 1, 2003. Pro forma net income for 2002 through 1999 is not presented since the pro forma application of SFAS No. 143 to the prior periods would not result in pro forma net income materially different from the actual amount reported.
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